

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 16, 2012

Via E-Mail
Mr. Chris Bateman
Chief Financial Officer
Turquoise Hill Resources Ltd.
Suite 654-999 Canada Place
Vancouver, British Columbia
Canada V6C 3E1

Re: **Turquoise Hill Resources Ltd. (Formerly Ivanhoe Mines Ltd.)**
Form 40-F for the Fiscal Year Ended December 31, 2011
Filed April 2, 2012
File No. 001-32403

Dear Mr. Bateman:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and Mining